07021483

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st March 2007

SEC No. 82-34679

SEC MAIL PROCESSING RECEIVED MAR - 2 2007 WASH. D.C. 199 SECTION

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  February 9th, 13th, 20th, 21st, 23rd, 28th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Sarah Anderson
Deputy Company Secretary

Encs.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 09 February 2007 15:34
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:0437R
William Hill PLC
09 February 2007

9 February 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 9 February 2007, 483 Ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,906,730 ordinary shares in issue, in addition 8,724,523 ordinary shares are held in treasury.

Enquiries:

Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
POSILFFEFRIAIID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 13 February 2007 11:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:1709R
William Hill PLC
13 February 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Legal & General Assurance (Pensions Management) Limited (PMC)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

12 February 2007

11. Date company informed

13 February 2007

12. Total holding following this notification

12,529,977

13. Total percentage holding of issued class following this notification

3.55%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

13 February 2007

inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLFGGMZMFNGNZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 February 2007 16:15
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:5749R
William Hill PLC
20 February 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Baillie Gifford & co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

16 February 2007

11. Date company informed

20 February 2007

12. Total holding following this notification

20,331,493

13. Total percentage holding of issued class following this notification

5.91

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

20 February 2007

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 February 2007 16:33
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6531R
William Hill PLC
21 February 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Capital Research and Management Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 10p shares

10. Date of transaction

16 February 2007

11. Date company informed

21 February 2007

12. Total holding following this notification

38,904,475

13. Total percentage holding of issued class following this notification

11.024%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

21 February 2007

END
HOLZGGZZVMLGNZM

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 23 February 2007 13:42
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7852R
William Hill PLC
23 February 2007

23 February 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 23 February 2007, 3,094 Ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 352,909,824 ordinary shares in issue, in addition 8,721,429 ordinary shares are held in treasury.

Enquiries:
Helen Grantham Company Secretary and General Counsel
020 8918 3600

END
STRILFVVFTIVFID

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 February 2007 14:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:0430S
William Hill PLC
28 February 2007

William Hill PLC

Total Voting Rights

In accordance with the Transparency Directive transitional provision six we would like to notify the market of the following:

On 28 February 2007 William Hill PLC had 352,909,824 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company.
William Hill PLC holds 8,721,429 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3600

END
TVRXVLFLDLBEBBE

END